Exhibit 99.1

Borr Drilling Limited – 2024 Annual General Meeting date

Borr Drilling Limited (NYSE and OSE: BORR) advises that the 2024 Annual General Meeting will be held on August 14, 2024. The record date for voting at the Annual General Meeting is set to June 7, 2024. The notice, agenda and associated material will be distributed prior to the meeting.

Hamilton, Bermuda

June 3, 2024

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.